UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 000-49760

Petro River Oil Corp.

(Name of Registrant)

N/A
(Translation of Registrant’s name into English)

Delaware
(Jurisdiction of incorporation or organization)

1980 Post Oak Blvd., Suite 2020, Houston, TX 77056
(Address of principal executive offices)

Jeffrey Freedman, CEO
1980 Post Oak Blvd., Suite 2020, Houston, TX 77056
Tel: (832) 538-0625
Email: Jeffrey.freedman@gravisoil.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, par value $0.00001 per share
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 14,078,947 common shares, par value $0.00001 per share, as of July 31, 2012 and as of December 12, 2012.

Explanatory Note:

As disclosed in the Current Report on Form 8-K filed by Petro River Oil Corp. (the “Company”, formerly known as Gravis Oil Corporation) with the Securities and Exchange Commission on September 13, 2012, the Company’s stockholders approved (i) amendment of its articles of incorporation to change the name of the Company from “Gravis Oil Corporation” to “Petro River Oil Corp.”, (ii) a continuance of the Company from Alberta, Canada into the State of Delaware as if it had been incorporated under the laws of the State of Delaware (the “Continuance”), and (iii) amendment of its articles of incorporation to change the authorized shares of the Company as reflected in the Certificate of Incorporation of the Company filed as an exhibit to the referenced Form 8-K. At July 31, 2012, which is prior to the Continuance described in clause (ii) above, the Company was a “foreign issuer” filing its quarter report on Form 6-F.

GRAVIS OIL CORPORATION

EXHIBITS

Exhibit Number:	Description of Exhibit
99.1	Management’s Discussion and Analysis for the period ended July 31, 2012
99.2	Consolidated Financial Statements for the period ended July 31, 2012
99.3	Certification of the Chief Executive Officer and Chief Financial Officer
99.4	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVIS OIL CORPORATION

Date: December 18, 2012	By:	/s/ JEFFREY FREEDMAN
Jeffrey Freedman
Chief Executive Officer

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